Exhibit 12.1

Computation of Ratios

The computation of the ratio of earnings to fixed charges for the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are as follows:

	Nine Months Ended September 30, 2017	Years Ended December 31,
(Millions)		2016	2015	2014	2013	2012
Income from continuing operations before income taxes	$2,465	$3,991	$4,234	$3,497	$2,937	$2,545
Add back fixed charges	390	663	426	396	396	321
Income as adjusted ("earnings")	$2,855	$4,654	$4,660	$3,893	$3,333	$2,866

Fixed charges:
Interest expense	$349	$604	$369	$334	$336	$271
Portion of rents representative of interest factor	41	59	57	62	60	50
Total fixed charges	$390	$663	$426	$396	$396	$321
Ratio of earnings to fixed charges	7.32	7.02	10.94	9.83	8.42	8.93